
07000662

UNITED STATES
ECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8 - 49613



SEC MAIL
RECEIVED
PROCESSING
FEB 2 6 2007
WASH. D.C.
152
SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION



NAME OF BROKER-DEALER: Shoreline Trading Group LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2301 Rosecrans Avenue, Suite 4195
(No. and Street)

El Segundo	CA	90245
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kraig Kupiec (310) 536-8670
(Area Code -- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

9171 Wilshire Boulevard, Suite 500	Beverly Hills	California	90210
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
MAR 2 2 2007
THOMSON
FINANCIAL



FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Kraig Kupiec, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Shoreline Trading Group LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

All accounts are in any given individuals own name or an interest may exist through investment partnerships with multiple unaffiliated partners.



L. A. TURNER
Commission # 1699707
Notary Public - California
Los Angeles County
My Comm. Expires Oct 20, 2010

L. A. Turner
Notary Public

Signature

Cfo
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SHORELINE TRADING GROUP LLC

REPORT PURSUANT TO RULE 17a-5

FINANCIAL STATEMENT
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2006

SHORELINE TRADING GROUP LLC

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, PC
9171 Wilshire Boulevard, 5th Floor
Beverly Hills, CA 90210
tel 310.273.2770
fax 310.273.6649
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Members of Shoreline Trading Group LLC

We have audited the accompanying statement of financial condition of Shoreline Trading Group LLC (the "Company") as of December 31, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by the Company's management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Shoreline Trading Group LLC as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Beverly Hills, California
February 21, 2007

SHORELINE TRADING GROUP LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2006

ASSETS		
Cash	$	829,747
Restricted cash		119,420
Due from broker		3,682,025
Commissions receivable		58,128
Property and equipment, net of accumulated depreciation of $134,279		322,715
Deposits and other		120,670
	$	5,132,705
LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Accounts payable, accrued expenses and other liabilities	$	1,071,101
Distributions payable		983,823
Total liabilities		2,054,924
Members' equity		3,077,781
	$	5,132,705

See accompanying notes to financial statement.

1. Nature of operations and summary of significant accounting policies

Nature of Operations

Shoreline Trading Group LLC (the "Company") is organized under the laws of the state of Delaware pursuant to the Delaware Limited Liability Company Act. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company clears its securities transactions on a fully disclosed basis with clearing brokers and, accordingly, is exempt from Rule 15c3-3 of the Securities and Exchange Commission (SEC) under paragraph (k)(2)(ii) of the Rule.

The Company was formed in August 1996 and its Managing Members are Kurtis W. Kupiec and Kraig A. Kupiec. The Company has offices in California and New York. The term of the Company will continue until dissolved and terminated in accordance with the Company's operating agreement (the "Agreement").

Investment Transactions and Related Investment Income

Investment transactions are accounted for on a trade-date basis. Dividends are recorded on the ex-dividend date and interest is recognized on the accrual basis. Realized gains and losses from securities transactions are reported on a first-in, first-out basis.

Income Taxes

The Company is not subject to federal or state income taxes and, accordingly, no provision for taxes has been made in the accompanying financial statement. The members are required to report their proportional share of gains, losses, credits or deductions on their respective tax returns.

Property and Equipment

Property and equipment, consisting of computers and office furniture, are recorded at cost and are depreciated over their estimated useful lives, ranging from 3 to 5 years, using the straight-line method. Depreciation expense was $51,516 for the year ended December 31, 2006.

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts disclosed in the financial statement. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company maintains cash in demand deposit accounts with federally insured banks. At times, the balances in the accounts are in excess of federally insured limits.

2. Due from broker

Due from broker represents cash balances at the Company's clearing brokers. Certain balances at the Company's clearing brokers are restricted to comply with the Proprietary Account of Introducing Broker Agreement with the clearing brokers.

3. Commitment

The Company leases office spaces in California under non-cancellable operating leases expiring in 2011 and 2012. At December 31, 2006, the Company's future minimum rental commitment is as follows:

Year ending December 31,		
2007	$	357,975
2008		371,178
2009		384,893
2010		399,075
2011		413,821
Thereafter		129,344
	$	2,056,286

The Company also leases offices in New York on a month-to-month basis. Total rent expense was $242,630 for the year ended December 31, 2006.

4. Related-party transactions

The Company is affiliated with an investment adviser and earns commissions from introducing trades of affiliated investment partnerships on behalf of the investment adviser. For the year ended December 31, 2006, such commissions were approximately $24,000 related to equity securities transactions and $320,000 on principal trades of $90 million primarily in mortgage-backed securities.

5. Members' equity

The Company has three classes of members: A, B and D. Class A members are the Company's Managing Members. Class A and B members have voting rights and share in net profits and losses of the Company as indicated in the Agreement. Class D members are the Company's trading members, do not have voting rights, and retain net trading profits and losses in their respective trading accounts after certain re-allocations, subject to high-water mark calculations, to other Company members, in accordance with the Agreement. Under the Agreement, members may voluntarily withdraw capital and receive distributions, or the Managing Members may require the allocation of a distribution to a member based on various time, notification, and performance criteria.

During the year ended December 31, 2006, the Company elected to redeem all Class D members' interests in the Company. Also, certain Class B members reduced their income interest and voting rights in exchange for an accelerated return of capital during the year.

5. Members' equity (continued)

For the year ended December 31, 2006, net income and member distributions were as follows, per member class:

	Class A	Class B	Class D	Total
Beginning capital	$ 1,489,856	$ 650,551	$ 100,000	$ 2,240,407
Cash distributions	(1,234,561)	(484,229)	(100,000)	(1,818,790)
Net income allocated	2,066,009	590,155	-	2,656,164
Ending capital	$ 2,321,304	$ 756,477	$ -	$ 3,077,781

6. Off-balance-sheet risk

Pursuant to clearance agreements, the Company introduces all of its securities transactions to clearing brokers on a fully disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, that the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts.

7. Net capital requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital, under the alternative standard, of two percent of combined aggregate debits or a minimum of $250,000. At December 31, 2006, the Company had net capital of $2,470,099 which was $2,220,099 in excess of its required minimum net capital of $250,000.

There are no material differences between the computation of net capital for audit purposes and the computation of net capital in the Company's unaudited Form X-17A-5, Part II-A filing as of December 31, 2006. The audited members' equity includes property and equipment with net book value of $77,781 capitalized subsequent to Form X-17A-5, Part II-A filing.

END